:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number 0-26944

CUSIP Number 827057 10 0

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Silicon Storage Technology, Inc.
(Full Name of Registrant)

N/A
(Former Name if Applicable)

1020 Kifer Road
(Address of Principal Executive Office (Street and Number))

Sunnyvale, CA 94086
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

SST is in the process of completing an evaluation of an impairment charge during the second quarter of 2009 related to its investment in Grace Semiconductor Manufacturing Corporation, (“GSMC”) and has not completed such evaluation as of the date of the filing of this Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Boyd	408	735-9110
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net revenues for the second quarter were $58.1 million compared with $50.1 million in the first quarter of 2009 and with $83.7 million in the second quarter of 2008. Product revenues for the second quarter of 2009 were $51.8 million, compared with $38.8 million in the first quarter of 2009 and with $71.1 million in the second quarter of 2008. Revenues from technology licensing for the second quarter were $6.3 million, compared with $11.3 million in the first quarter of 2009 and with $12.6 million in the second quarter of 2008.

Loss from operations for the second quarter of 2009 was $7.5 million compared with a loss from operations of $6.3 million in the first quarter of 2009 and with a loss from operations of $5.9 million in the second quarter of 2008. Loss from operations for the first half of 2009 was $13.8 million.

SST is in the process of completing an evaluation of an impairment charge during the second quarter of 2009 related to its investment in GSMC. Based upon analysis done to date, SST believes it will incur an impairment charge of approximately $0.5 million. Offsetting the impairment charge, is a decrease in SST’s estimated tax expense for the second quarter of 2009 of $2.2 million from the expense previously reported in our press release of July 29, 2009. Therefore, SST expects a preliminary net loss for the second quarter of 2009 of $6.4 million, or $0.07 per share, based on approximately 95.8 million diluted shares. In the first quarter of 2009, SST recorded a net loss of $9.2 million, or $0.10 per share, based on approximately 95.7 million diluted shares. For the second quarter of 2008, SST reported a net loss of $9.6 million, or $0.09 per share based on approximately 101.8 million diluted shares.

After taking into account the additional charges and offsetting decrease in income tax expense, SST expects a preliminary net loss for the first half of 2009 of $15.7 million, or $0.16 per share, based on approximately 95.8 million diluted shares.

The decrease of $2.2 million to SST’s estimated tax expense for the second quarter of 2009 represents $2.1 million to correct an error in the first quarter of 2009 and $0.1 million to correct errors from prior periods. As a result of the adjustment relating to income tax expense, management has concluded that SST possesses a material weakness in internal control over financial reporting related to income taxes.

Silicon Storage Technology, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 11, 2009	By	/s/ JAMES B. BOYD
James B. Boyd Chief Financial Officer and Senior Vice President, Finance